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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ARCSIGHT, INC.
(Name of Subject Company (Issuer))

Priam Acquisition Corporation
and
Hewlett-Packard Company
(Names of Filing Persons (Offerors))

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

039666102
(CUSIP Number of Class of Securities)

Paul T. Porrini
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
David K. Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501		Russell C. Hansen Mark S. Lahive Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, California 94304 (650) 849-5300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,649,398,407	$117,602.11

*
Calculated solely for purposes of determining the filing fee. The calculation assumes (i) the purchase of 34,764,555 outstanding shares of ArcSight common stock at $43.50 per share, which is the offer price, plus (ii) $137,140,264, which is the intrinsic value of the outstanding options (i.e., the excess of $43.50 over the per share exercise price).

**
Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

  If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

        This Tender Offer Statement on Schedule TO (as amended or supplemented, the "Schedule TO") is filed with the Securities and Exchange Commission by Priam Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned, direct or indirect, subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), and HP. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.00001 per share (the "Shares") of ArcSight, Inc., a Delaware corporation ("ArcSight"), at a price of $43.50 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2010 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

        On Wednesday, September 22, 2010, Purchaser and HP published a "Notice of Offer" in the Wall Street Journal announcing the commencement of the Offer that misstated the scheduled expiration time of the Offer. The correct expiration time, unless the Offer is extended, is, as reflected in the Offer to Purchase incorporated by reference herein, 12:00 Midnight, New York City Time, on Wednesday, October 20, 2010, which is one day later than stated in the Notice of Offer.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is ArcSight, Inc., a Delaware corporation. ArcSight's principal executive offices are located at 5 Results Way, Cupertino, California 95014. ArcSight's telephone number at such address is (408) 864-2600.

        (b)   This Schedule TO relates to the outstanding shares of Common Stock, par value $0.00001 per share, of ArcSight. ArcSight has advised us that, as of the close of business, on September 9, 2010, there were an aggregate of (i) 34,764,555 Shares issued and outstanding, (ii) 9,624,181 Shares reserved for future issuance under ArcSight's Equity Plans (as defined in the Merger Agreement attached hereto as Exhibit (d)(1)), (iii) 1,068,798 Shares reserved for future issuance under ArcSight's 2007 Employee Stock Purchase Plan and (iv) outstanding options to purchase 7,453,388 Shares.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is filed by HP and Purchaser. The information set forth in Section 9—"Certain Information Concerning Purchaser and HP" in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

        On Wednesday, September 22, 2010, Purchaser and HP published a "Notice of Offer" in the Wall Street Journal announcing the commencement of the Offer that misstated the scheduled expiration time of the Offer. The correct expiration time, unless the Offer is extended, is, as reflected in the Offer to Purchase incorporated by reference herein, 12:00 Midnight, New York City Time, on Wednesday, October 20, 2010, which is one day later than stated in the Notice of Offer.

2

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 9, 10, 11 and 12—"Certain Information Concerning Purchaser and HP," "Background of the Offer," "Purpose of the Offer and Plans for ArcSight, " and "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 6, 7, 11 and 12—"Price Range of Shares; Dividends," " Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations," "Purpose of the Offer and Plans for ArcSight," and "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 13—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interests in Securities of the Subject Company.

        The information set forth in Sections 9, 11 and 12—"Certain Information Concerning Purchaser and HP," "Purpose of the Offer and Plans for ArcSight," and "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the in the section of the Offer to Purchase entitled "Introduction" and Sections 10 and 18—"Background of the Offer" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in Sections 9, 10, 11 and 12—"Certain Information Concerning Purchaser and HP," "Background of Offer," "Purpose of the Offer and Plans for ArcSight " and "The Transaction Documents "of the Offer to Purchase is incorporated herein by reference.

        (a)(2),(3) The information set forth in Sections 11, 12, 14 and 16—"Purpose of the Offer and Plans for ArcSight, " "The Transaction Documents," "Conditions of the Offer" and "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Sections 7, 13 and 16—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations," "Source and Amount of Funds" and "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(5) None.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

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Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 22, 2010.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Text of press release issued by HP and ArcSight on September 13, 2010(1).
(a)(1)(G)	Form of summary advertisement, published September 22, 2010 in The Wall Street Journal.(2)
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated September 13, 2010, by and among Purchaser, HP and ArcSight(3).
(d)(2)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.
(d)(3)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.
(d)(4)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.
(d)(5)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.
(d)(6)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.
(d)(7)	Exclusivity Agreement, dated as of August 27, 2010, by and between HP and ArcSight.
(d)(8)	Offer letter from HP to Hugh Njemanze, dated September 12, 2010.
(d)(9)	Offer letter from HP to Thomas Reilly, dated September 12, 2010.
(d)(10)	Offer letter from HP to Kevin Mosher, dated September 12, 2010.
(d)(11)	Offer letter from HP to Stewart Grierson, dated September 12, 2010.
(d)(12)	Offer letter from HP to Tram Phi, dated September 12, 2010.
(d)(13)	Offer letter from HP to Jeffrey Scheel, dated September 12, 2010.
(g)	Not applicable.
(h)	Not applicable.

*
Included in the mailing to stockholders.

(1)
Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by HP on September 13, 2010

(2)
As noted above in Items 1 and 4, the summary advertisement misstated the scheduled expiration time of the Offer.

(3)
Incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by HP on September 13, 2010

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

4

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hewlett-Packard Company
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	Vice President, Deputy General Counsel & Assistant Secretary
Priam Acquisition Corporation
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	President and Secretary

Dated: September 22, 2010

5

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 22, 2010.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Text of press release issued by HP and ArcSight on September 13, 2010(1).
(a)(1)(G)	Form of summary advertisement, published September 22, 2010 in The Wall Street Journal.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated September 13, 2010, by and among Purchaser, HP and ArcSight(2).
(d)(2)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.
(d)(3)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.
(d)(4)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.
(d)(5)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.
(d)(6)	Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto.
(d)(7)	Exclusivity Agreement, dated as of August 27, 2010, by and between HP and ArcSight
(d)(8)	Offer letter from HP to Hugh Njemanze, dated September 12, 2010.
(d)(9)	Offer letter from HP to Thomas Reilly, dated September 12, 2010.
(d)(10)	Offer letter from HP to Kevin Mosher, dated September 12, 2010.
(d)(11)	Offer letter from HP to Stewart Grierson, dated September 12, 2010.
(d)(12)	Offer letter from HP to Tram Phi, dated September 12, 2010.
(d)(13)	Offer letter from HP to Jeffrey Scheel, dated September 12, 2010.
(g)	Not applicable.
(h)	Not applicable.

*
Included in the mailing to stockholders

(1)
Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by HP on September 13, 2010

(2)
Incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by HP on September 13, 2010

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interests in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX